UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TORNIER N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	1-35065	98-0509600
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Prins Bernhardplein 200 1097 JB Amsterdam The Netherlands	None
(Address of principal executive offices)	(Zip Code)

Kevin M. Klemz

Senior Vice President, Chief Legal Officer and Secretary

(+ 31) 20 675-4002

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Tornier N.V. has evaluated the products that Tornier and its subsidiaries manufacture or contract to manufacture and has determined that certain products contain certain “conflict minerals,” which, for purposes of this specialized disclosure report on Form SD, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten, that are necessary for the functionality or production of the products.

A copy of Tornier’s Conflict Minerals Report for the year ended December 31, 2013 is filed as Exhibit 1.02 to this specialized disclosure report on Form SD and is publicly available under the “Investor Relations—Corporate Governance” section of Tornier’s corporate website at www.tornier.com.

Item 1.02 Exhibit

A copy of Tornier’s Conflict Minerals Report for the year ended December 31, 2013 is filed as Exhibit 1.02 to this specialized disclosure report on Form SD and is publicly available under the “Investor Relations—Corporate Governance” section of Tornier’s corporate website at www.tornier.com.

Item 2.01 Exhibits

The following exhibit is being filed with this specialized disclosure report on Form SD:

Exhibit No.	Description

1.02	Conflict Minerals Report for the year ended December 31, 2013, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014	TORNIER N.V.

	By:	/s/ Kevin M. Klemz
	Name:	Kevin M. Klemz
	Title:	Senior Vice President, Chief Legal Officer and Secretary

TORNIER N.V.

FORM SD

SPECIALIZED DISCLOSURE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1.02	Conflict Minerals Report for the year ended December 31, 2013, as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD	Filed herewith